UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33345

Rand Logistics, Inc.

(Exact name of registrant as specified in its charter)

333 WASHINGTON STREET

SUITE 201

JERSEY CITY NJ 07302

212-863-9427

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None1

1 On February 28, 2018, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Joint Prepackaged Chapter 11 Plan of Reorganization for the Company and certain of its direct and indirect subsidiaries (the “Plan”). On March 1, 2018, the effective date of the Plan occurred and all of the shares of Common Stock issued and outstanding immediately prior to the effective date of the Plan were cancelled in accordance with the terms of the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rand Logistics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RAND LOGISTICS, INC.

Date:	March 9, 2018	By:	/s/ Edward Levy
Name: Edward Levy Title: President and CEO